August 24, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jacob Sandoval

RE: Northern Lights Fund Trust 333-122917; 811-21720

Dear Mr. Sandoval:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Andrew Davalla on July 18, 2016 with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response which the registrant has authorized Thompson Hine LLP to provide.

Comment 1. With respect to the CWC Small Cap Aggressive Growth Fund, please confirm supplementally that the Fund’s 80% policy is applied at the time of purchase of a portfolio security,\.

Response. The Registrant so confirms.

Comment 2. Please amend the financial notes disclosure in the annual report for Altegris Long/Short Fixed Income to include a discussion of the risks of the accounting for centrally cleared swaps.

Response. Future shareholder reports will reflect disclosure regarding the risks of the accounting for centrally cleared swaps.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

828279.1

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If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

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